T 410-528-2355
F 410-244-7742
ERSmith@Venable.com
VIA EDGAR

October 11, 2012

Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

OWENS REALTY MORTGAGE, INC.
REGISTRATION STATEMENT ON FORM S-4
Ladies and Gentlemen:

On behalf of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), we are filing via the EDGAR system and pursuant to the requirements of the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, the Company’s Registration Statement on Form S-4 and certain exhibits thereto (the “Registration Statement”).

            If you have any questions or require any further information with respect to the Registration Statement or any matters relating to this filing, please call me at 410-528-2355. In accordance with Instruction E.1 of Form S-4, the proxy statement/prospectus that is part of the Registration Statement is also deemed filed pursuant to Owens Mortgage Investment Fund’s obligations under Regulation 14A.

Very truly yours,

/s/ Eric R. Smith, Esq.

cc:  William C. Owens
       Bryan Draper
       James J. Hanks, Jr., Esq.